Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-60516) pertaining to the Stifel Financial Profit Sharing 401(k) Plan, of our report dated June 12, 2020, on our audits of the statements of net assets available for benefits of Stifel Financial Profit Sharing 401(k) Plan as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, which report appears in this Annual Report on Form 11-K of the Stifel Financial Profit Sharing 401(k) Plan for the year ended December 31, 2019.

/s/ BKD, LLP

St. Louis, Missouri

June 12, 2020